F A L M O U T H   B A N C O R P   A N N U A L   R E P O R T   2 0 0 3

ARLS

03043086

Expanding to meet your needs.



172 Clay Pond Road, Bourne, MA
opened for business November 5, 2003.

Building Relationships One at a Time

2003 ANNUAL REPORT

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS

This Annual Report to Stockholders contains certain forward looking statements consisting of estimates with respect to the financial condition, results of operations and business of the Company and the Bank that are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited to: general and local economic conditions; changes in interest rates, deposit flows, demand for mortgages and other loans, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation or regulation; and other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services.

Any or all of our forward-looking statements in this Annual Report and in any other public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed.

We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

COMPANY PROFILE

Falmouth Bancorp, Inc. (the "Company") is the holding company for Falmouth Bank (the "Bank"), a Massachusetts-chartered stock co-operative bank.

The Company had total assets of $166.1 million as of September 30, 2003. The Bank conducts its business through an office located in Falmouth, Massachusetts, where it was originally founded in 1925 as a Massachusetts chartered mutual co-operative Bank, and two branches located in East Falmouth and North Falmouth, Massachusetts. A fourth branch in Bourne, Massachusetts opened during the fourth quarter of 2003. The Bank also services The Woods Hole, Martha's Vineyard and Nantucket Steamship Authority with ATMs located in the Woods Hole and Vineyard Haven terminals. The Bank's deposits are currently insured up to applicable limits by the Bank Insurance Fund of the Federal Deposit Insurance Corporation and the Share Insurance Fund of the Co-operative Central Bank of Massachusetts.

The Bank considers its primary market area to be the communities of Falmouth and Mashpee in Barnstable County, Massachusetts.

The Bank's business strategy is to operate as a well-capitalized, profitable and independent community bank dedicated to financing home ownership and consumer and small business needs in its market area and to providing quality service to its customers. The Bank has implemented this strategy by: (i) closely monitoring the needs of customers and providing quality service; (ii) emphasizing consumer-oriented banking by originating residential mortgage loans and consumer loans, and by offering checking accounts, e-banking, and other financial services and products; (iii) focusing on expanding the volume of the Bank's existing lending activities to produce moderate increases in loan originations; (iv) maintaining asset quality through conservative underwriting standards; (v) maintaining capital in excess of regulatory requirements; and (vi) producing stable earnings.

Falmouth Bancorp, Inc. is headquartered in Falmouth, Massachusetts. The Company's stock trades on the American Stock Exchange under the symbol "FCB."

PRESIDENT'S MESSAGE

To Our Shareholders:

The impressive financial performance of Falmouth Bancorp, Inc. for the three consecutives years ended September 30, 2000, 2001 and 2002 was underscored by the 31% increase in average annual earnings per share. During the year ended September 30, 2003 however, the combination of three separate factors reduced the earnings per share down to $0.65 assuming dilution, as compared to $1.64 for the prior year.

The first factor was attributed to a retroactive change in the Massachusetts State Tax Code that resulted in some sixty banks, including Falmouth Bank, paying taxes from the 1999-2002 tax years. The second financial set-back occurred from the loss on sales of equity securities. The third financial impact was the decrease in holdings of our "bread and butter" 1-4 family residential loans.

During the latter half of fiscal 2002 and most of fiscal 2003 residential loan rates were at their 40 year lows which fueled residential refinancing into 30 year, historically low, fixed rate loans.

The lesson learned in the banking industry from the 70's, late 80's and early 90's is minimize holdings of low fixed rate 30 year residential loans funded with short-term deposits which means avoid exposure to interest rate risk. Accordingly, Falmouth Bank was cautious and sold most of its low interest rate loan production during fiscal 2002 and 2003 in favor of holding short-term investments. In so doing, the Bank traded-off higher short-term earnings for a long-term stronger earnings scenario. This cautious approach resulted in a short-term squeeze on earnings which contributed, in part, to the lower $0.65 earnings per share for the year ended September 30, 2003.

During improving economic times, interest rates generally tend to increase. The Bank has initiated a moderate shift from short-term investments into higher rate long-term residential loans to help track the Bank's earnings back to its accustomed higher performance levels.

Total deposits were $145.5 million at September 30, 2003 as compared to $131.7 million at September 30, 2002, an increase of $13.8 million, or 10.5%. Total net loans were $83.3 million or 57.3% of total deposits at September 30, 2003, as compared to $95.0 million or 72.1% of total deposits at September 30, 2002. This decrease was due, in part, to residential loan refinancing at lower rates and the sale of such loans to the secondary market. The Bank sold an unprecedented $63.7 million in new residential mortgage production during fiscal 2003, with servicing retained. Investment securities were $70.6 million or 42.5% of total assets at September 30, 2003, as compared to $47.7 million or 30.8% of total assets for prior year.

The Company's net income for the twelve months ended September 30, 2003 was $594,000, as compared to $1.5 million for the twelve months ended September 30, 2002. The lower net income was due to the combination of three factors. The unprecedented amount of refinancing at lower interest rates and sales of loan originations, the retro-active payment of State income taxes and the loss on sales of equity securities. The reoccurrence of such factors is not anticipated in the foreseeable future.

We are pleased to report that the Bank was successful in securing an ideal location for its first branch office in Bourne. The office opened for business on November 4, 2003 and is a deliberate execution of our strategy to create a greater presence in the Upper Cape market.

During the Annual Stockholders Meeting on January 21, 2003, a special tribute was given to our retiring director James A. Keefe after 29 years of dedicated service and endless contributions to the success and growth of Falmouth Bank. We extend our best wishes and sincere appreciation to Jim for his guidance and wisdom over the years.

On behalf of the Board of Directors, management and staff we continue to appreciate the confidence and support of our shareholders and will continue to seek opportunities to add value to shareholder equity.

Sincerely,

Santo P. Pasqualucci
President & CEO

FINANCIAL HIGHLIGHTS

The selected consolidated financial and other data of the Company and the Bank set forth below is derived in part from and should be read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto.

	At September 30,				
	2003	2002	2001	2000	1999
	(Dollars in thousands)				
Selected Financial Condition Data:					
Assets	$ 166,118	$ 154,521	$ 147,439	$ 135,464	$ 118,652
Loans, net	83,319	95,010	112,554	105,732	80,487
Investment securities	70,607	47,651	20,209	19,304	27,507
Deposits	145,534	131,717	122,176	112,374	92,886
Stockholders' equity	17,743	16,339	16,911	17,992	19,259

	Year Ended September 30,				
	2003	2002	2001	2000	1999
	(Dollars in thousands, except per share data)				
Selected Operating Data:					
Interest and dividend income	$ 6,730	$ 8,692	$ 9,645	$ 8,306	$ 7,488
Interest expense on deposits and borrowings	2,419	3,390	4,518	3,742	3,358
Net interest income	4,311	5,302	5,127	4,564	4,130
Provision for loan losses	(180)	–	190	189	42
Net interest income after provision for loan losses	4,491	5,302	4,937	4,375	4,088
Other income:					
Gain(loss) on available-for-sale securities, net	(451)	(581)	168	398	263
Other	1,584	1,050	528	359	386
Total other income	1,133	469	696	757	649
Operating expenses	3,924	3,368	3,424	3,296	2,924
Income before income taxes and extraordinary item	1,700	2,403	2,209	1,836	1,813
Income taxes	829	887	779	659	844
Net income, before extraordinary item	871	1,516	1,430	1,177	969
Extraordinary item, net of tax benefit	(277)	–	–	–	–
Net income	$ 594	$ 1,516	$ 1,430	$ 1,177	$ 969
Per Share Data:					
Earnings per common share after extraordinary item	$ 0.68	$ 1.73	$ 1.48	$ 1.17	$ .78
Earnings per common share, assuming dilution after extraordinary item	$ 0.64	$ 1.64	$ 1.45	$ 1.16	$ .77
Cash dividends per share	$ 0.52	$ 0.50	$ 0.42	$ .31	$ .28
Dividend payout ratio	76.47%	28.90%	28.38%	26.50%	35.90%
Weighted average number of common shares outstanding	874,422	875,569	967,882	1,009,475	1,243,925

FINANCIAL HIGHLIGHTS

	At or for the Year Ended September 30,				
	2003	2002	2001	2000	1999
Interest rate spread information: (1)					
Average during period	2.46%	3.15%	3.02%	3.07%	2.98%
End of period	2.47	2.87	3.17	2.81	2.93
Net interest margin (2)	2.84	3.68	3.84	3.81	3.80
Return on average assets	0.37	1.00	1.02	0.93	0.85
Return on average equity	3.47	8.99	7.93	6.63	4.61
Asset Quality Ratios:					
Non-performing loans as a percent of total loans	–	–	–	–	–
Non-performing assets as a percent of total assets	–	–	–	–	–
Allowance for loan losses as a percent of non-performing loans	–	–	–	–	–
Capital Ratios:					
Average equity to average assets	10.68	11.15	12.91	14.05	18.35
Regulatory Tier 1 leverage capital ratio (3)	10.00	9.40	10.12	12.82	13.46

(1) Interest rate spread represents the difference between weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.

(2) Net interest margin represents net interest income divided by average interest-earning assets.

(3) Represents capital ratios of the Bank.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Falmouth Bancorp, Inc. (the "Company"), a Delaware corporation, is the holding company for Falmouth Bank (the "Bank"), a Massachusetts-chartered stock co-operative bank. At September 30, 2003 there were 913,727 shares outstanding. The Company's sole business activity is ownership of the Bank. The Company also makes investments in long and short-term marketable securities and other liquid investments.

The business of the Bank consists of attracting deposits from the general public and using these funds to originate mortgage loans secured by one- to four-family residences located primarily in Falmouth, Massachusetts and surrounding areas and to invest in investment securities. To a lesser extent, the Bank engages in various forms of consumer and home equity lending. The Bank's profitability depends primarily on its net interest income, which is the difference between the interest income it earns on its loans and investment portfolios and its cost of funds, which consists mainly of interest paid on deposits. Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on these balances. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

The Bank's level of non-interest income and expense also affects the Bank's profitability. Non-interest income, or other income, consists primarily of service fees, net gains on sale of loans and gains on investment securities. Non-interest expense, or operating expenses, consists of salaries and benefits, deposit insurance premiums paid to the Federal Deposit Insurance Corporation ("FDIC"), occupancy related expenses and other operating expenses.

The operations of the Bank, and banking institutions in general, are influenced significantly by general economic conditions and related monetary and fiscal policies of financial institutions' regulatory agencies. Deposit flows and the cost of funds are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing real estate and other types of loans, which in turn are affected by the interest rates at which such financing may be offered and other factors affecting loan demand and the availability of funds.

Business Strategy

The Bank's business strategy is to operate as a well-capitalized, profitable and independent community bank dedicated to financing home ownership and consumer needs in its market area and to providing quality service to its customers. The Bank has implemented this strategy by: (i) closely monitoring the needs of customers and providing quality service; (ii) emphasizing consumer-oriented banking by originating residential mortgage loans and consumer loans and by offering checking accounts and other financial services and products; (iii) focusing on expanding lending activities to produce moderate increases in loan originations; (iv) maintaining asset quality; (v) maintaining capital in excess of regulatory requirements; and (vi) producing stable earnings.

Critical Accounting Policies

The Notes to our Audited Consolidated Financial Statements for the year ended September 30, 2003, included in our Annual Report, contain a summary of our significant accounting policies. We believe our policies with respect to the methodology for our determination of the allowance for loan losses, the valuation of mortgage servicing rights and asset impairment judgments, and other than temporary declines in the value of our securities, involve a higher degree of complexity and require management to make difficult and subjective judgments which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could cause reported

Management's Discussion and Analysis of Financial Condition and Results of Operations

results to differ materially. The Audit Committee and our Board of Directors periodically review these critical policies and their application.

Comparison of Financial Condition at September 30, 2003 and 2002

The Company's total assets were $166.1 million at September 30, 2003, as compared to $154.5 million at September 30, 2002, an increase of $11.6 million or 7.51%. Total deposits were $145.5 million at September 30, 2003, as compared to $131.7 million at September 30, 2002, an increase of $13.8 million, or 10.49%. This increase was due, in part, to consumers seeking safer havens with insured deposits as a result of the downturn in the stock markets. Total net loans were $83.3 million or 57.3% of total deposits at September 30, 2003, as compared to $95.0 million or 72.1% of total deposits at September 30, 2002, representing a decrease of $11.7 million for the period. This decrease is due, in part, to low mortgage rates and to the active local real estate market driving single-family re-financing at lower yields. This results in the Bank selling more of its lower rate loans in the secondary market. During the year, the Bank sold $63.6 million in residential mortgages and $1.1 million in commercial mortgages, all with servicing retained. Investment securities were $70.6 million or 42.5% of total assets at September 30, 2003, as compared to $47.7 million or 30.9% of total assets at September 30, 2002. As investment securities matured, funds were reinvested in short-term investment grade securities and utilized to repay $2.6 million in maturing FHLB advances. Stockholders' equity was $17.7 million at September 30, 2003 as compared to $16.3 million at September 30, 2002, an increase of $1.4 million. The net increase in stockholders' equity was primarily caused by a decrease in the accumulated other comprehensive loss of $716,000, combined with increased retained earnings of $123,000 after dividend payments and the routine reduction in stock based employee compensation liabilities of $565,000. Stockholders' equity reported at September 30, 2003 included an unrealized loss, net of tax effects, in available-for-sale securities of $91,000 and retained earnings of $594,000 after an extraordinary loss (net of tax benefits) of $277,000. The extraordinary loss was due to tax legislation enacted by the Commonwealth of Massachusetts in March of 2003, effective retroactively to 1999, eliminating the 95% income tax dividend exclusion on dividends the Bank received from its real estate investment trust subsidiary. The ratio of stockholders' equity to total assets was 10.7% at September 30, 2003, as compared to 10.6% at September 30, 2002. The book value of common stock was $19.43 at September 30, 2003, as compared to $18.14 at September 30, 2002.

Comparison of Financial Condition at September 30, 2002 and 2001

The Company's total assets were $154.5 million at September 30, 2002, as compared to $147.4 million at September 30, 2001, an increase of $7.1 million or 4.8%. Total deposits were $131.7 million at September 30, 2002, as compared to $122.2 million at September 30, 2001, an increase of $9.5 million, or 7.8%. This increase was due, in part, to consumers seeking safer havens with insured deposits as a result of the downturn in the stock markets. Total net loans were $95.0 million or 72.1% of total deposits at September 30, 2002, as compared to $112.6 million or 92.1% of total deposits at September 30, 2001, representing a decrease of $17.5 million for the period. This decrease is due, in part, to low mortgage rates and to the active local real estate market driving single-family re-financing at lower yields. This results in the Bank selling more of its lower rate loans in the secondary market. During the year, the Bank sold $36.0 million in residential mortgages and $1.4 million in commercial mortgages, all with servicing retained. Investment securities were $47.7 million or 30.9% of total assets at September 30, 2002, as compared to $20.2 million or 13.7% of total assets at September 30, 2001. As investment securities matured, funds were reinvested in short-term investment grade

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

securities and utilized to repay $2.1 million in maturing FHLB advances. Stockholders' equity was $16.3 million at September 30, 2002 as compared to $16.9 million at September 30, 2001, a decrease of $572,000. The net decrease in stockholders' equity was primarily caused by the repurchase of 52,960 shares of the Company's common stock at a cost of $1.3 million, a decrease in the accumulated other comprehensive loss of $401,000, combined with increased retained earnings of $1.1 million after dividend payments. Stockholders' equity reported at September 30, 2002 included an unrealized loss, net of tax effects, in available-for-sale securities of $806,000 and retained earnings of $13.7 million. The ratio of stockholders' equity to total assets was 10.6% at September 30, 2002, as compared to 11.5% at September 30, 2001. The book value of common stock was $18.14 at September 30, 2002, as compared to $18.01 at September 30, 2001.

Comparison of Operating Results at September 30, 2003 and 2002

Net Income. The Company's net income for the twelve months ended September 30, 2003, was $594,000 as compared to $1.5 million for the twelve months ended September 30, 2002. The decrease in net income of $922,000 was primarily due to tax legislation enacted by the Commonwealth of Massachusetts in March of 2003, effective retroactively to 1999, eliminating the 95% income tax dividend exclusion on dividends the Bank received from its real estate investment trust subsidiary. Additionally, the Company realized losses of $451,000 in its investment securities portfolio. Management chose to divest itself of certain investment securities for tax and other considerations. A decrease in interest expense of $971,000, an increase in other expenses of $555,000, offset by a decrease in interest and dividend income of $2.0 million, an increase in other income of $664,000 and a decrease in income taxes of $58,000 also contributed to the decrease. The annualized return on average assets (ROA) for the 12 months ended September 30, 2003 was 0.37%, a decrease of 63 basis points, as compared to 1.00% for the prior year. Interest and dividend income decreased, primarily, as the result of an increase in residential loans re-written at lower rates during the year, accompanied with lower yields on investment securities. The decrease in interest expense was primarily due to the general reduction in interest on deposits.

Net Interest and Dividend Income. Net interest and dividend income for the twelve-months ended September 30, 2003 was $4.3 million, as compared to $5.3 million for the 12 months ended September 30, 2002. The decrease of $1.0 million was the result of a $2.0 million decrease in interest and dividend income, offset by a $1.0 million decrease in interest expense. The net interest margin for the twelve months ended September 30, 2003 was 2.84%, a decrease of 84 basis points, as compared to 3.68% for the twelve months ended September 30, 2002. The decrease in net interest margin was primarily the result of the decrease in interest income due to the lower general level of interest rates.

Interest and Dividend Income. Total interest and dividend income for the twelve months ended September 30, 2003 was $6.7 million, a decrease of $2 million as compared to $8.7 million for the twelve months ended September 30, 2002. The decrease in interest and dividend income was due to a $2 million decrease in interest income on loans, and a $17,000 decrease in other interest, offset by a $221,000 increase in interest and dividends on securities and short-term investments. The decrease in interest income on loans was primarily the result of increased refinancing volume at lower rates. The increase in interest and dividends on securities was the result of utilizing cash flow from the refinancing of loans to increase the volume in short-term securities.

Interest Expense. Interest expense for the twelve months ended September 30, 2003 was $2.4 million, a decrease of $1 million, as compared to $3.4 million for the twelve months ended September 30, 2002. The decrease in interest

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

expense was due to the general decrease in interest rates as well as a decrease in Federal Home Loan Bank borrowings during the period.

Provision for Loan Losses. The allowance for loan loss account was reduced by $180,000 for the twelve months ended September 30, 2003; no provision was made to the allowance for loan loss account for the twelve months ended September 30, 2002. The reduction in the provision for loan losses was the result of the Bank's decline in total loans due to the selling of residential mortgages, combined with a change in the methodology used to calculate the provision, both of which are commensurate with loan loss risk. The allowance for loan losses at September 30, 2003 was $761,000, as compared to $939,000 at September 30, 2002, for a decrease of 19%. On September 30, 2003 the Bank had no loans 60 or more days delinquent and no small commercial loans overdue. The Bank's allowance for loan losses to total loans ratio was 0.91% at September 30, 2003 as compared to 0.98% at September 30, 2002.

Non-interest Income. Non-interest income or other income for the twelve months ended September 30, 2003 was $1.1 million as compared to $469,000 for the twelve months ended September 30, 2002. The $664,000 increase was due to a decrease in net security losses of $131,000, an increase of $18,000 in service charge income, a $10,000 increase in loan servicing fees a $12,000 increase in other income, and an increase of $493,000 in gains on mortgages sold. Lower market values made it necessary to write down several of the Bank's equity securities holdings during the year. The Bank continued a moderate-term strategic objective of selling off packages of the lowest rate residential loans, service retained, for market gains.

Non-Interest Expense. Non-interest expense, or other expense, for the twelve months ended September 30, 2003 was $3.9 million as compared to $3.4 million in 2002. A $555,000 increase was primarily due to the combination of an increase in salaries and employee benefits of $251,000, an increase in write-downs on mortgage servicing assets of $243,000, an increase in occupancy expense of $10,000, an increase in data processing fees of $32,000, an increase in Directors' fees of $16,000, an increase in deposit insurance expense of 1,000 and an increase in other operating expenses of $44,000, off-set in part by a decrease in equipment expense of $9,000, and a decrease in legal and professional fees of $33,000. The increase in the write-down of mortgage servicing assets was due to serviced loans being paid off sooner than had been anticipated because of the historically low interest rates that were available. The increase in data processing expense was partially due to the modernization of our teller operating equipment and software as well as the implementation of a bank wide area network interconnecting the main office and branches.

Comparison of Operating Results at September 30, 2002 and 2001

Net Income. The Company's net income for the twelve months ended September 30, 2002, was $1.5 million as compared to $1.4 million for the twelve months ended September 30, 2001. The increase in net income of $86,000 was primarily due to a decrease in interest expense of $1.1 million, a decrease in the provision for loan losses of $190,000 and a decrease in other expense of $24,000, offset by a decrease in interest and dividend income of $953,000, a decrease in other income of $195,000 and an increase in income taxes of $108,000. The annualized return on average assets (ROA) for the 12 months ended September 30, 2002 was 1.00%, a decrease of 2 basis points, as compared to 1.02% for the prior year. Interest and dividend income decreased, primarily as the result of an increase in residential loans re-written at lower rates during the year, accompanied by lower yields on investment securities. The decrease in interest expense was primarily due to the general reduction in interest on deposits.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Net Interest and Dividend Income. Net interest and dividend income for the twelve-months ended September 30, 2002 was $5.3 million, as compared to $5.1 million for the 12 months ended September 30, 2001. The increase of $175,000 was the result of a $953,000 decrease in interest and dividend income, offset by a $1.1 million decrease in interest expense. The net interest margin for the twelve months ended September 30, 2002 was 3.68%, a decrease of 16 basis points, as compared to 3.84% for the twelve months ended September 30, 2001. The decrease in net interest margin was primarily the result of an increase in the sale of loans and a decrease in interest income due to the lower general level of interest rates.

Interest and Dividend Income. Total interest and dividend income for the twelve months ended September 30, 2002 was $8.7 million, a decrease of $953,000, as compared to $9.6 million for the twelve months ended September 30, 2001. The decrease in interest and dividend income was due to a $990,000 decrease in interest income on loans, and a $58,000 decrease in other interest, offset by a $95,000 increase in interest and dividends on securities and short-term investments. The decrease in interest income on loans was primarily the result of increased refinancing volume at lower rates. The increase in interest and dividends on securities was the result of utilizing cash flow from the refinancing of loans to increase the volume in short-term securities.

Interest Expense. Interest expense for the twelve months ended September 30, 2002 was $3.4 million, a decrease of $1.1 million, as compared to $4.5 million for the twelve months ended September 30, 2001. The decrease in interest expense was due to the general decrease in interest rates, as well as a decrease in Federal Home Loan Bank borrowings during the period.

Provision for Loan Losses. There was no provision for loan loss expense for the twelve months ended September 30, 2002, which compared to $190,000 for the twelve months ended September 30, 2001. The decrease in the amount of the provision for loan losses was the result of the Bank's decline in total loans due to the selling of residential mortgages, which is commensurate with loan loss risk. The allowance for loan losses at September 30, 2002 was $939,000, as compared to $945,000 at September 30, 2001, for a decrease of 0.6%. On September 30, 2002 the Bank had no residential mortgage loans 90 days or more delinquent, one residential real estate loan 60 days delinquent and one small commercial loan 90 days overdue. The Bank's allowance for loan losses to total loans ratio was 0.98% at September 30, 2002 as compared to 0.83% at September 30, 2001.

Non-interest Income. Non-interest income, or other income, for the twelve months ended September 30, 2002 was $502,000, as compared to $696,000 for the twelve months ended September 30, 2001. The $195,000 decrease was due to a decrease in net securities gains of $749,000, off-set in part by an increase of $29,000 in service charge income, a $45,000 increase in loan servicing fees, a $23,000 increase in other income, and an increase of $458,000 in gains on mortgages sold. A decline in market values made it necessary to write down several of the Bank's equity securities holdings during the year. The Bank continued a moderate-term strategic objective of selling off packages of the lowest rate residential loans, service retained, for market gains.

Non-Interest Expense. Non-interest expense, or other expense, was $3.4 million for the twelve months ended September 30, 2002 and 2001. A $24,000 decrease was primarily due to the combination of a decrease in salaries and employee benefits of $40,000, a decrease in occupancy expense of $33,000, a decrease in legal and professional fees of $29,000, and a decrease in other operating expenses of $23,000, off-set in part by an increase in data processing fees of $71,000, an increase in equipment expense of $14,000, and an increase in Directors' fees of $16,000. The increase in data processing expense was partially due to the introduction of a new Cash Management

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Program for our business customers within the Bank's web site, www.FalmouthBank.com.

Liquidity and Capital Resources

The Bank's primary sources of funds consist of deposits, repayment and prepayment of loans and mortgage-backed securities, maturities of investments and interest-bearing deposits, other borrowed funds and funds provided from operations. While scheduled repayments of loans and mortgage-backed securities and maturities of investment securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by the general level of interest rates, economic conditions and competition. The Bank uses its liquidity resources principally to fund existing and future loan commitments, to fund net deposit outflows, to invest in other interest-earning assets, to maintain liquidity and to meet operating expenses. Management believes that loan repayments and other sources of funds will be adequate to meet the Bank's liquidity needs for fiscal year 2004.

The Bank is required to maintain adequate levels of liquid assets. This guideline, which may be varied depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The Bank has historically maintained a level of liquid assets in excess of regulatory requirements. The Bank's liquidity ratio at September 30, 2003 was 53.1%.

A major portion of the Bank's liquidity consists of short-term U.S. Government and high-grade corporate obligations. The level of these assets is dependent on the Bank's operating, investing, lending and financing activities during any given period. At September 30, 2003, net cash and short-term assets totaled $7.4 million.

The primary investing activities of the Bank include the origination of loans and the purchase of investment securities. During the year ended September 30, 2003, purchases of investment securities and mortgage-backed securities totaled $92.1 million, while loan originations totaled $111.2 million. These investments were funded primarily from loan repayments of $58.5 million, loans sold of $64.7 million, investment security maturities of $65.4 million, an increase in deposits of $13.8 million, and a reduction in the amount of advances from the Federal Home Loan Bank of Boston (FHLB) of $2.6 million.

Liquidity management is both a daily and long-term function of management. If the Bank requires more funds than it can generate internally, the Bank will borrow additional funds from the FHLB of Boston. At September 30, 2003, the Bank had $2.5 million in outstanding advances from the FHLB of Boston.

At September 30, 2003, the Bank had $8.0 million in outstanding commitments to originate loans. The Bank anticipates that it will have sufficient funds available to meet its current loan origination commitments. Certificates of deposit which are scheduled to mature in one year or less totaled $40.5 million at September 30, 2003. Based on historical experience, management believes that a significant portion of such deposits will remain with the Bank.

At September 30, 2003, the Company and the Bank exceeded all of their respective regulatory capital requirements.

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and results of operations in terms of historical dollars without considering changes in the relative purchasing power of money over time because of inflation. Unlike, for instance, industrial companies, virtually all of the assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a more significant impact on the Bank's performance than the effects of general levels of

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

Asset/Liability Management

A principal operating objective of the Bank is to produce stable earnings by achieving a favorable interest rate spread that can be sustained during fluctuations in prevailing interest rates. Since the Bank's principal interest-earning assets have longer terms to maturity than its primary source of funds (deposit liabilities), increases in general interest rates will generally result in an increase in the Bank's cost of funds before the yield on its asset portfolio adjusts upwards. Banking institutions generally have sought to reduce their exposure to adverse changes in interest rates by attempting to achieve a closer match between the periods in which their interest-bearing liabilities and interest-earning assets can be expected to reprice through the origination of adjustable-rate mortgages and loans with shorter terms and the purchase of other shorter term interest-earning assets.

The term "interest rate sensitivity" refers to those assets and liabilities, which mature and reprice periodically in response to fluctuations in market rates and yields. Thrift institutions historically have operated in a mismatched position with interest-sensitive liabilities exceeding interest-sensitive assets over short-term time periods. As noted above, one of the principal goals of the Bank's asset/liability program is to more closely match the interest rate sensitivity characteristics of the asset and liability portfolios.

In order to properly manage interest rate risk, the Bank's Board of Directors has an Executive Committee to monitor the difference between the Bank's maturing and repricing assets and liabilities and to develop and implement strategies to decrease the "negative gap" between the two. The primary responsibilities of the committee are to assess the Bank's asset/liability mix, recommend strategies to the Board of Directors that will enhance income while managing the Bank's sensitivity to changes in interest rates and report to the Board of Directors the results of the strategies used.

Since the mid-1980s, the Bank has stressed the origination of adjustable-rate residential mortgage loans and adjustable-rate home equity loans. Historically, the Bank did not retain fixed-rate loans with terms in excess of 15 years in its portfolio. Beginning in March 1995, however, the Bank retained a portion of its fixed-rate loans with terms in excess of 15 years in the portfolio. At September 30, 2003, the Bank's loan portfolio included $14.0 million of adjustable-rate mortgages and $15.4 million of adjustable-rate home equity loans that together represent 34.8% of the Bank's total loans.

In order to increase the interest rate sensitivity of its assets, the Bank has also maintained a consistent level of investment securities and other assets of maturities of three years or less. At September 30, 2003, the Bank had $59.6 million of investment securities maturing within one year or less and $8.0 million of investment securities maturing over one through five years.

In the future, in managing its interest rate sensitivity, the Bank intends to continue to stress the origination of adjustable-rate mortgages and loans with shorter maturities and the maintenance of a consistent level of short-term securities.

Interest Rate Sensitivity Analysis

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's amount of interest rate sensitive assets. Generally, during a period of rising interest rates, a negative gap would adversely affect net interest income while a positive gap would result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would result in an increase in net interest income, and a positive

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

gap would adversely affect net interest income. An asset or liability is said to be interest rate sensitive within a specific period if it will mature or reprice within that period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities, and is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest-rate-sensitive assets.

Impact of New Accounting Standards

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". This Statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supercedes APB Opinion No. 17, "Intangible Assets". The initial recognition and measurement provisions of SFAS No. 142 apply to intangible assets which are defined as assets (not including financial assets) that lack physical substance. The term "intangible assets" is used in SFAS No. 142 to refer to intangible assets other than goodwill. The accounting for a recognized intangible asset is based on its useful life. An intangible asset with a finite useful life is amortized; an intangible asset with an indefinite useful life is not amortized. An intangible asset that is subject to amortization shall be reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

SFAS No. 142 provides that goodwill shall not be amortized. Goodwill is defined as the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. SFAS No. 142 further provides that goodwill shall be tested for impairment at a level of reporting referred to as a reporting unit. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value.

All of the provisions of SFAS No. 142 were effective for the Company beginning with its fiscal year ending September 30, 2003. The adoption of SFAS No. 142 did not have an impact on the Company's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supercedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", but retains the basic recognition and measurement model for assets held for use and held for sale. The provisions of SFAS No. 144 are required to be adopted starting with fiscal years beginning after December 15, 2001. The adoption of this Statement did not have a material impact on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. This Statement did not have any material impact on the Company's consolidated financial statements.

In October 2002, the FASB issued SFAS No. 147 "Acquisitions of Certain Financial Institutions", an Amendment of SFAS Nos. 72 and 144 and FASB Interpretation No. 9. SFAS No. 72 "Accounting for Certain Acquisitions of Banking or Thrift Institutions" and FASB Interpretation No. 9 "Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method" provided

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

interpretive guidance on the application of the purchase method to acquisitions of financial institutions. Except for transactions between two or more mutual enterprises, SFAS No. 147 removes acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets". Thus, the requirement in paragraph 5 of Statement 72 to recognize (and subsequently amortize) any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of SFAS No. 147. In addition, SFAS No. 147 amends SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS No. 144 requires for other long-lived assets that are held and used.

Paragraph 5 of SFAS No. 147, which relates to the application of the purchase method of accounting, is effective for acquisitions for which the date of acquisition is on or after October 1, 2002. The provisions in paragraph 6 related to accounting for the impairment or disposal of certain long-term customer-relationship intangible assets were effective on October 1, 2002. Transition provisions for previously recognized unidentifiable intangible assets in paragraphs 8-14 was effective on October 1, 2002, with earlier application permitted. There was no impact on the Company's consolidated financial statements on adoption of this Statement.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," and provides three alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123. The transition guidance and annual disclosure provisions of this Statement are effective for fiscal years ending after December 15, 2002 and the interim period disclosure provisions are effective for interim periods beginning after December 31, 2002. This Statement did not have any effect on the Company's consolidated financial statements.

On May 15, 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement provides new rules on the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. Most of the guidance in SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 30, 2003. This Statement did not have any material effect on the Company's consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at September 30, 2003, which is expected to mature or reprice in each of the time periods shown. The investment securities and mortgage-backed securities in the following table are presented at carrying amount.

	At September 30, 2003				
	One Year or Less	Over One Through Five Years	Over Five Through Ten Years	Over Ten Years	Total
	(Dollars in thousands)				
Interest-earning assets:					
Investment securities (1)	$ 59,660	$ 7,917	$ –	$ –	$ 67,577
Mortgage-backed securities	–	32	352	118	502
Other interest-earning assets	7,014	–	–	–	7,014
Adjustable rate 1-4 family loans	10,471	7,248	1,456	10,286	29,461
Fixed rate 1-4 family loans	706	3,529	9,197	20,095	33,527
Commercial real estate loans	2,104	12,241	929	453	15,727
Consumer and commercial loans	1,857	3,508	–	–	5,365
Total (2)	$ 81,812	$ 34,475	$ 11,934	$ 30,952	$ 159,173
Interest-bearing liabilities:					
Certificates of deposit	$ 40,566	$ 12,887	$ –	$ –	$ 53,453
Money market accounts	31,386	–	–	–	31,386
NOW accounts	14,863	–	–	–	14,863
Passbook accounts	25,407	–	–	–	25,407
Repurchase agreements	–	–	–	–	–
FHLB advances	101	482	2,000	–	2,583
Total	$ 112,332	$ 13,369	$ 2,000	$ –	$ 127,692
Interest sensitivity gap	$ (30,511)	$ 21,106	$ 9,934	$ 30,952	$ 31,481
Cumulative interest sensitivity gap	$ (30,511)	$ (9,405)	$ 529	$ 31,481	
Ratio of cumulative gap to total assets	(18.37)%	(5.66)%	0.32%	18.95%	

(1) Excludes marketable equity securities.

(2) Loans are presented net of unearned income and unadvanced principal.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management believes the current one-year gap of negative 18.4% presents a risk to net interest income should a sustained increase occur in the current level of interest rates. If interest rates increase, the Bank's negative one-year gap should cause the net interest margin to decrease. A conservative rate-gap policy provides a stable net interest income margin. Accordingly, management emphasizes a structured schedule of investments spread by term to maturity with greater emphasis on maturities of one year or less. The preceding table utilized no assumptions or adjustments regarding the retention of core deposits, prepayment of loans and decay rates based upon Falmouth's actual experience. Accordingly, it is possible that the actual interest rate sensitivity of the Bank's assets and liabilities could vary significantly from the information set forth in the table due to market and other factors.

Certain shortcomings are inherent in the method of analysis presented in the preceding table. Although certain assets and liabilities may have similar maturity or periods of repricing, they may react in different degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable-rate mortgages, generally have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. Virtually all of the adjustable-rate loans in the Bank's portfolio contain conditions which restrict the periodic change in interest rate.

Average Balances, Interest and Average Yields

The following table sets forth certain information relating to the Bank's average balance sheet and reflects the average yield on assets, average cost of liabilities, interest earned and interest paid for the periods indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from monthly balances. Management does not believe that the use of monthly balances instead of daily balances has caused any material difference in the information presented. Interest earned on loan portfolios is net of reserves for uncollected interest.

	Year Ended September 30,								
	2003			2002			2001		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in thousands)								
Assets:									
Interest-earning assets:									
Loans, net:									
Mortgages	$ 79,745	$ 4,928	6.18%	$ 100,663	$ 6,999	6.95%	$ 106,658	$ 8,034	7.53%
Consumer and other	5,588	371	6.64	6,122	466	7.61	4,915	421	8.57
Total loans, net	85,333	5,299	6.21	106,785	7,465	6.99	111,573	8,455	7.58
Investments	57,993	1,316	2.27	31,426	1,095	3.48	18,465	1,000	5.42
Other earning assets	8,557	115	1.34	5,900	132	2.24	3,340	190	5.69
Total interest-earning assets	151,883	6,730	4.43	144,111	8,692	6.03	133,378	9,645	7.23
Cash and due from banks	3,555			3,480			3,313		
Other assets	4,143			3,582			2,995		
Total assets	$ 159,581			$ 151,173			$ 139,686		
Liabilities:									
Interest-bearing liabilities:									
Deposits:									
Savings deposits	$ 23,545	$ 157	0.67%	$ 20,175	$ 236	1.17%	$ 18,209	$ 305	1.67%
NOW	12,070	18	0.15	10,387	31	0.30	8,810	62	0.70
Money market deposits	27,520	372	1.35	23,539	495	2.10	16,793	547	3.26
Certificates of deposit	54,836	1,641	2.99	57,133	2,332	4.08	55,720	3,207	5.76
Borrowed money	4,953	230	4.64	6,336	296	4.67	7,880	397	5.04
Total interest-bearing liabilities	122,924	2,418	1.97	117,570	3,390	2.88	107,412	4,518	4.21
Non-interest bearing liabilities	19,559			16,688			14,183		
Total liabilities	142,483			134,258			121,595		
Stockholders' equity	17,051			16,861			18,037		
Minority interest in consolidated subsidiary	47			54			54		
Total liabilities and stockholders' equity	$ 159,581			$ 151,173			$ 139,686		
Net interest and dividend income		$ 4,312			$ 5,302			$ 5,127	
Interest rate spread			2.46%			3.15%			3.02%
Net interest margin			2.84%			3.68%			3.84%
Ratio of average interest-earning assets to average interest-bearing liabilities	123.56%			122.57%			124.17%		

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Rate/Volume Analysis

The following table sets forth certain information regarding changes in interest income and interest expense of the Bank for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to: (i) changes in volume (change in volume multiplied by old rate); and (ii) changes in rates (change in rate multiplied by old volume). Changes in rate-volume (change in rate multiplied by change in volume) are allocated between changes in rates and changes in volume.

	Year Ended September 30,					
	2003 vs. 2002 Increase (Decrease) Due To			2002 vs. 2001 Increase (Decrease) Due To		
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)					
Interest-earning assets:						
Loans	$ (1,328)	$ (838)	$ (2,166)	$ (325)	$ (665)	$ (990)
Investments in other earning assets	639	(435)	204	509	(472)	37
Total interest-earning assets	(689)	(1,273)	(1,962)	184	(1,137)	(953)
Interest-bearing liabilities:						
Savings deposits	22	(101)	(79)	23	(92)	(69)
NOW	3	(16)	(13)	5	(36)	(31)
Money market deposits	54	(177)	(123)	142	(194)	(52)
Certificates of deposit	(69)	(622)	(691)	58	(933)	(875)
Borrowed money	(64)	(2)	(66)	(72)	(29)	(101)
Total interest-bearing liabilities	54	(918)	(972)	156	(1,284)	(1,128)
Net change in net interest income	$ (635)	$ 355	$ 990	$ 28	$ 147	$ 175

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED SHAREHOLDER MATTERS

Falmouth Bancorp, Inc.'s common stock is traded on the American Stock Exchange and quoted under the symbol "FCB." The table below shows the high and low sales price during the periods indicated.

At September 30, 2003, the last trading date in the Bank's fiscal year, the Company's common stock closed at $28.85. At September 30, 2003, there were 913,727 shares of the Company's common stock outstanding, which were held of record by approximately 941 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

On November 18, 2003, the Board of Directors of the Company declared a quarterly cash dividend of $0.13 per share of common stock, which will be paid on December 23, 2003 to stockholders of record on December 9, 2003.

The Board of Directors considers paying dividends, dependent on the results of operations and financial condition of the Company, tax considerations, industry standards, economic conditions, regulatory restrictions and other factors. There are significant regulatory limitations on the Company's ability to pay dividends depending on the dividends it receives from the Bank, which are subject to regulations and the Bank's continued compliance with all regulatory capital requirements and the overall health of the institution.

Quarter Ended	Price Range High	Price Range Low	Dividends
Fiscal year ended September 30, 2002:			
First Quarter ended December 31, 2001	$ $20^{19}/_{64}$	$ 20	$ .12
Second Quarter ended March 31, 2002	$22^{1}/_{2}$	$20^{1}/_{2}$	.12
Third Quarter ended June 30, 2002	$30^{1}/_{128}$	$22^{5}/_{8}$	.13
Fourth Quarter ended September 30, 2002	$27^{3}/_{4}$	$22^{1}/_{4}$	.13
Fiscal year ended September 30, 2003:			
First Quarter ended December 31, 2002	26.75	23	.13
Second Quarter ended March 31, 2003	26.15	24.5	.13
Third Quarter ended June 30, 2003	26.25	24.5	.13
Fourth Quarter ended September 30, 2003	31.85	25.5	.13

The Board of Directors
Falmouth Bancorp, Inc.
Falmouth, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated balance sheets of Falmouth Bancorp, Inc. and Subsidiaries as of September 30, 2003 and 2002 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended September 30, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Falmouth Bancorp, Inc. and Subsidiaries as of September 30, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

Shatswell, MacLeod & Company, P.C.
SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
October 28, 2003

83 PINE STREET • WEST PEABODY, MASSACHUSETTS 01960-3635 • TELEPHONE (978) 535-0206 • FACSIMILE (978) 535-9908
smc@shatswell.com www.shatswell.com

FALMOUTH BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

September 30, 2003 and 2002

ASSETS	2003	2002
Cash, due from banks and interest bearing deposits	$ 3,335,059	$ 2,916,804
Federal funds sold	4,037,306	4,505,780
Total cash and cash equivalents	7,372,365	7,422,584
Investments in available-for-sale securities (at fair value)	37,179,799	18,712,954
Investments in held-to-maturity securities (fair values of $32,556,554 as of September 30, 2003 and $28,034,474 as of September 30, 2002)	32,549,241	28,060,267
Federal Home Loan Bank stock, at cost	878,000	878,000
Loans, net of allowance for loan losses of $760,552 as of September 30, 2003 and $939,173 as of September 30, 2002	83,319,478	95,009,955
Premises and equipment	1,911,894	1,792,016
Accrued interest receivable	1,333,910	1,114,924
Co-operative Central Bank Reserve Fund Deposit	395,395	395,395
Other assets	1,178,108	1,134,907
Total assets	$166,118,190	$154,521,002
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing	$ 20,425,557	$ 17,552,180
Interest-bearing	125,109,413	114,164,879
Total deposits	145,534,970	131,717,059
Securities sold under agreements to repurchase		471,872
Federal Home Loan Bank advances	2,582,885	5,178,175
Other liabilities	256,956	761,663
Total liabilities	148,374,811	138,128,769
Minority preferred stockholders' equity in a subsidiary company of Falmouth Co-Operative Bank		53,500
Stockholders' equity:		
Preferred stock, par value $.01 per share; authorized 500,000 shares; none issued		
Common stock, par value $.01 per share; authorized 2,500,000 shares; issued 1,454,750 shares; outstanding 913,727 shares at September 30, 2003 and 900,779 shares at September 30, 2002	14,547	14,547
Paid -in capital	14,093,713	13,981,543
Retained earnings	13,858,343	13,735,221
Unallocated Employee Stock Ownership Plan shares	(213,114)	(301,299)
Treasury stock (541,023 shares as of September 30, 2003 and 553,971 shares as of September 30, 2002)	(9,578,649)	(9,807,890)
Unearned compensation	(340,994)	(477,088)
Accumulated other comprehensive loss	(90,467)	(806,301)
Total stockholders' equity	17,743,379	16,338,733
Total liabilities and stockholders' equity	$166,118,190	$154,521,002

The accompanying notes are an integral part of these consolidated financial statements.

FALMOUTH BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years Ended September 30, 2003, 2002 and 2001

	2003	2002	2001
Interest and dividend income:			
Interest and fees on loans	$5,299,009	$7,465,526	$8,455,351
Interest on debt securities:			
Taxable	1,240,007	1,012,470	864,333
Dividends on marketable equity securities	75,980	81,525	105,146
Dividends on Co-operative Bank Investment and Liquidity Funds		551	30,063
Other interest	114,942	131,995	190,265
Total interest and dividend income	6,729,938	8,692,067	9,645,158
Interest expense:			
Interest on deposits	2,188,626	3,093,465	4,120,397
Interest on securities sold under agreements to repurchase	11,179	5,269	36,313
Interest on Federal Home Loan Bank advances	218,686	290,944	361,049
Total interest expense	2,418,491	3,389,678	4,517,759
Net interest and dividend income	4,311,447	5,302,389	5,127,399
(Benefit) provision for loan losses	(179,868)		190,000
Net interest and dividend income after (benefit) provision for loan losses	4,491,315	5,302,389	4,937,399
Other income:			
Service charges on deposit accounts	198,772	181,205	151,963
(Losses) gains on available-for-sale securities, net	(450,700)	(581,151)	167,957
Net gains on sales of loans	1,043,733	550,488	92,427
Loan servicing fees, net	40,164	29,948	17,952
Other income	300,911	288,610	266,031
Total other income	1,132,880	469,100	696,330
Other expense:			
Salaries and employee benefits	1,957,968	1,706,956	1,746,736
Occupancy expense	170,115	159,970	192,589
Equipment expense	186,663	195,214	181,129
Data processing expense	427,442	395,818	325,127
Directors' fees	87,165	71,350	54,850
Legal and professional fees	163,971	197,018	226,479
Deposit insurance expense	22,500	21,175	20,821
Writedowns of mortgage servicing rights	242,727		
Other expense	665,387	620,958	676,964
Total other expense	3,923,938	3,368,459	3,424,695
Income before income taxes and extraordinary item	1,700,257	2,403,030	2,209,034
Income taxes	829,066	886,845	779,273
Income before extraordinary item	871,191	1,516,185	1,429,761
Extraordinary item (net of tax benefit of $146,221)	(276,959)		
Net income	$ 594,232	$1,516,185	$1,429,761

FALMOUTH BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years Ended September 30, 2003, 2002 and 2001
(Continued)

	2003	2002	2001
Basic earnings per share:			
Income before extraordinary item	$ 1.00	$ 1.73	$ 1.48
Extraordinary item, net of tax benefit	(0.32)		
Net income	$ 0.68	$ 1.73	$ 1.48
Diluted earnings per share:			
Income before extraordinary item	$ 0.94	$ 1.64	$ 1.45
Extraordinary item, net of tax benefit	(0.30)		
Net income	$ 0.64	$ 1.64	$ 1.45

The accompanying notes are an integral part of these consolidated financial statements.

FALMOUTH BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended September 30, 2003, 2002 and 2001

	Common Stock	Paid-in Capital	Retained Earnings	Unallocated Employee Stock Ownership Plan Shares	Treasury Stock	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Total
Balance, September 30, 2000	$14,547	$13,901,452	$11,669,877	$(477,668)	$(6,850,722)	$(291,097)	$ 25,674	$17,992,063
Employee Stock Ownership Plan		52,332						52,332
ESOP shares released				88,185				88,185
Recognition and retention plan		109,819						109,819
Distribution of RRP shares		(153,668)				153,668		
Tax benefit from RRP		1,166						1,166
Purchases of treasury stock					(1,980,119)			(1,980,119)
Exercise of stock options and related tax benefit		(9,822)			81,104			71,282
Dividends declared ($.42 per share)			(423,440)					(423,440)
Comprehensive income:								
Net income			1,429,761					
Change in net unrealized holding gain on available-for-sale securities, net of tax effect							(430,361)	
Comprehensive income								999,400
Balance, September 30, 2001	14,547	13,901,279	12,676,198	(389,483)	(8,749,737)	(137,429)	(404,687)	16,910,688
Employee Stock Ownership Plan		113,614						113,614
ESOP shares released				88,184				88,184
Recognition and retention plan		80,443						80,443
Distribution of RRP shares		(137,429)				137,429		
Purchase of shares for RRP						(477,088)		(477,088)
Tax benefit from RRP		28,718						28,718
Purchases of treasury stock					(1,328,902)			(1,328,902)
Exercise of stock options and related tax benefit		(5,082)			270,749			265,667
Dividends declared ($.50 per share)			(457,162)					(457,162)
Comprehensive income:								
Net income			1,516,185					
Change in net unrealized holding loss on available-for-sale securities, net of tax effect							(401,614)	
Comprehensive income								1,114,571
Balance, September 30, 2002	14,547	13,981,543	13,735,221	(301,299)	(9,807,890)	(477,088)	(806,301)	16,338,733
Employee Stock Ownership Plan		135,148						135,148
ESOP shares released				88,185				88,185
Recognition and retention plan		118,783						118,783
Distribution of RRP shares		(136,094)				136,094		
Tax benefit from RRP		8,112						8,112
Exercise of stock options and related tax benefit		(13,779)			229,241			215,462
Dividends declared ($.52 per share)			(471,110)					(471,110)
Comprehensive income:								
Net income			594,232					
Change in net unrealized holding loss on available-for-sale securities, net of tax effect							715,834	
Comprehensive income								1,310,066
Balance, September 30, 2003	$14,547	$14,093,713	$13,858,343	$(213,114)	$(9,578,649)	$(340,994)	$ (90,467)	$17,743,379

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended September 30, 2003, 2002 and 2001
(continued)

Reclassification disclosure for the years ended September 30:

	2003	2002	2001
Net unrealized gains (losses) on available-for-sale securities	$238,293	$(695,284)	$(549,312)
Reclassification adjustment for realized losses (gains) in net income	450,700	581,151	(167,957)
Other comprehensive income (loss) before income tax effect	688,993	(114,133)	(717,269)
Income tax benefit (expense)	26,841	(287,481)	286,908
Other comprehensive income (loss), net of tax	$715,834	$(401,614)	$(430,361)

Accumulated other comprehensive loss as of September 30, 2003, 2002 and 2001 consists of net unrealized holding losses on available-for-sale securities, net of taxes.

The accompanying notes are an integral part of these consolidated financial statements.

FALMOUTH BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended September 30, 2003, 2002 and 2001

	2003	2002	2001
Cash flows from operating activities:			
Net income	$ 594,232	$ 1,516,185	$ 1,429,761
Adjustments to reconcile net income to net cash provided by operating activities:			
Losses (gains) on available-for-sale securities, net	450,700	581,151	(167,957)
Amortization of investment securities, net	1,752,610	518,396	55,910
(Benefit) provision for loan losses	(179,868)		190,000
Change in deferred loan costs, net of origination fees	40,437	64,419	(171,939)
Net gains on sales of loans	(1,043,733)	(550,488)	(92,427)
Depreciation and amortization	165,353	188,339	187,777
Loss on disposal of equipment		1,071	
Increase in accrued interest receivable	(218,986)	(284,503)	(79,731)
Decrease in prepaid expenses	24,100	21,880	12,732
Increase in taxes receivable	(143,346)	(131,081)	(84,507)
(Increase) decrease in other assets	(2,932)	(1,030)	6,605
Amortization and impairment of mortgage servicing rights	349,946	32,594	
Recognition and retention plan (RRP)	118,783	80,443	109,819
Deferred tax expense (benefit)	342,944	(107,420)	73,281
Increase (decrease) in accrued expenses	5,362	(77,473)	1,898
(Decrease) increase in accrued interest payable	(49)	(356)	419
(Decrease) increase in other liabilities	(510,020)	484,958	52,476
Net cash provided by operating activities	1,745,533	2,337,085	1,524,117
Cash flows from investing activities:			
Purchases of available-for-sale securities	(49,943,612)	(13,984,026)	(7,366,058)
Proceeds from sales of available-for-sale securities	2,197,181	96,317	1,410,851
Proceeds from maturities of available-for-sale securities	28,854,295	3,614,057	3,780,839
Purchases of held-to-maturity securities	(42,133,350)	(34,668,159)	(11,235,627)
Proceeds from maturities of held-to-maturity securities	36,555,350	16,285,640	12,057,785
Purchases of Federal Home Loan Bank stock			(157,300)
Loan originations and principal collections, net	(53,250,017)	(19,346,570)	(15,753,375)
Recoveries of previously charged off loans	1,770		
Proceeds from sales of loans	65,579,567	36,939,213	9,005,157
Capital expenditures	(285,231)	(83,729)	(94,397)
Net cash used in investing activities	(12,424,047)	(11,147,257)	(8,352,125)

FALMOUTH BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended September 30, 2003, 2002 and 2001
(continued)

	2003	2002	2001
Cash flows from financing activities:			
Net increase in demand deposits, NOW and savings accounts	17,477,554	10,724,566	3,698,627
Net (decrease) increase in time deposits	(3,659,643)	(1,183,343)	6,102,969
Net decrease in securities sold under agreements to repurchase	(471,872)	(203,884)	(188,187)
Proceeds from Federal Home Loan Bank long-term advances			7,500,000
Repayment of Federal Home Loan Bank long-term advances	(2,595,290)	(2,089,773)	(6,084,013)
Net change in Federal Home Loan Bank short-term advances			2,000,000
Redemption of preferred share relative to minority interest	(53,500)	(500)	
Proceeds from exercise of stock options	178,823	211,765	66,460
Dividends paid	(471,110)	(457,162)	(423,440)
Employee Stock Ownership Plan	135,148	113,614	52,332
Unallocated ESOP shares released	88,185	88,184	88,185
Purchase of shares for RRP		(477,088)	
Purchases of treasury stock		(1,328,902)	(1,980,119)
Net cash provided by financing activities	10,628,295	5,397,477	10,832,814
(Decrease) increase in cash and cash equivalents	(50,219)	(3,412,695)	4,004,806
Cash and cash equivalents at beginning of period	7,422,584	10,835,279	6,830,473
Cash and cash equivalents at end of period	$ 7,372,365	$ 7,422,584	$10,835,279
Supplemental disclosures:			
Interest paid	$2,418,540	$3,390,034	$4,517,340
Income taxes paid	872,663	1,125,346	790,499

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - NATURE OF OPERATIONS

Falmouth Bancorp, Inc. (the "Company"), a Delaware corporation was organized by the Falmouth Co-Operative Bank (the "Bank") on November 25, 1996 to be a bank holding company with the Bank as its wholly-owned subsidiary.

The Bank was organized in 1925 and is headquartered in Falmouth, Massachusetts. The Bank is engaged principally in the business of attracting deposits from the general public and investing those deposits in residential real estate, consumer and small business loans.

NOTE 2 - ACCOUNTING POLICIES

The accounting and reporting policies of the Company and its subsidiaries conform to accounting principles generally accepted in the United States of America and predominant practices within the savings institution industry. The consolidated financial statements were prepared using the accrual method of accounting. The significant accounting policies are summarized below to assist the reader in better understanding the consolidated financial statements and other data contained herein.

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BASIS OF PRESENTATION:

The consolidated financial statements include the accounts of the Company, the Company's wholly-owned subsidiaries, the Bank and the RRP Trust, and the Bank's wholly-owned subsidiaries, Falmouth Securities Corporation and Falmouth Capital Corporation. All significant intercompany accounts and transactions have been eliminated in the consolidation.

The RRP Trust was formed on October 21, 1997 in connection with the Bank's 1997 Recognition and Retention Plan for Outside Directors, officers and employees of Falmouth Bancorp, Inc. (the "RRP"). The Company contributes to the RRP Trust from time to time. The RRP Trust invests the assets of the Trust in shares of the Company.

The Trustees of the RRP Trust are also directors or retired directors of the Company. The RRP is administered by the compensation committee of the Board of Directors of the Company which consists of certain non-employee members of the Board of Directors of the Company.

Falmouth Securities Corporation was established solely for the purpose of acquiring and holding investments which are permissible for banks to hold under Massachusetts law. This corporation was dissolved on August 13, 2001 and is no longer in existence. The assets and liabilities were transferred to Falmouth Co-Operative Bank.

Falmouth Capital Corporation, a real estate investment trust, was established as part of the Company's tax management planning. This corporation was dissolved effective October 21, 2003 and is no longer in existence. The assets and liabilities were transferred to Falmouth Co-Operative Bank.

CASH AND CASH EQUIVALENTS:

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash items, due from banks, interest bearing deposits and federal funds sold.

Cash and due from banks as of September 30, 2003 and 2002 includes $770,160 and $574,000, respectively which is subject to withdrawals and usage restrictions to satisfy the reserve requirements of the Federal Reserve Bank.

SECURITIES:

Investments in debt securities are adjusted for amortization of premiums and accretion of discounts computed so as to approximate the interest method. Gains or losses on sales of investment securities are computed on a specific identification basis.

The Company classifies debt and equity securities into one of three categories: held-to-maturity, available-for-sale, or trading. This security classification may be modified after acquisition only under certain specified conditions. In general, securities may be classified as held-to-maturity only if the Company has the positive intent and ability to hold them to maturity. Trading securities are defined as those bought and held principally for the purpose of selling them in the near term. All other securities must be classified as available-for-sale.

-- Held-to-maturity securities are measured at amortized cost on the consolidated balance sheets. Unrealized holding gains and losses are not included in earnings or in a separate component of stockholders' equity. They are merely disclosed in the notes to the consolidated financial statements.

-- Available-for-sale securities are carried at fair value on the consolidated balance sheets. Unrealized holding gains and losses are not included in earnings, but are reported as a net amount (less expected tax) in a separate component of stockholders' equity until realized.

-- Trading securities are carried at fair value on the consolidated balance sheets. Unrealized holding gains and losses for trading securities are included in earnings.

If a decline in the fair value below the adjusted cost basis of an investment is judged to be other than temporary, the cost basis of the investment is written down to fair value as the new cost basis and the amount of the write down is included as a charge against securities gains, net.

LOANS:

Loans receivable that management has the intent and ability to hold until maturity or payoff, are reported at their outstanding principal balances adjusted for amounts due to borrowers on unadvanced loans, any charge-offs, the allowance for loan losses and any deferred fees, costs on originated loans or unamortized premiums or discounts on purchased loans.

Interest on loans is recognized on a simple interest basis.

Loan origination, commitment fees and certain direct origination costs are deferred and the net amount amortized as an adjustment of the related loan's yield. The Company is amortizing these amounts over the contractual life of the related loans.

Residential real estate loans are generally placed on nonaccrual when reaching 90 days past due or in process of foreclosure. All closed-end consumer loans 90 days or more past due and any equity line in the process of foreclosure are placed on nonaccrual status. Secured consumer loans are written down to realizable value and unsecured consumer loans are charged-off upon reaching 120 or 180 days past due depending on the type of loan. Commercial real estate loans and commercial business loans and leases which are 90 days or more past due are generally placed on nonaccrual status, unless secured by sufficient cash or other assets immediately convertible to cash. When a loan has been placed on nonaccrual status, previously accrued and uncollected interest is reversed against interest on loans. A loan can be returned to accrual status when collectibility of principal is reasonably assured and the loan has performed for a period of time, generally six months.

Cash receipts of interest income on impaired loans is credited to principal to the extent necessary to eliminate doubt as to the collectibility of the net carrying amount of the loan. Some or all of the cash receipts of interest income on impaired loans is recognized as interest income if the remaining net carrying amount of the loan is deemed to be fully collectible. When recognition of interest income on an impaired loan on a cash basis is appropriate, the amount of income that is recognized is limited to that which would have been accrued on the net carrying amount of the loan at the contractual interest rate. Any cash interest payments received in excess of the limit and not applied to reduce the net carrying amount of the loan are recorded as recoveries of charge-offs until the charge-offs are fully recovered.

ALLOWANCE FOR LOAN LOSSES:

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

PREMISES AND EQUIPMENT:

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Cost and related allowances for depreciation and amortization of premises and equipment retired or otherwise disposed of are removed from the respective accounts with any gain or loss included in income or expense. Depreciation and amortization are calculated principally on the straight-line method over the estimated useful lives of the assets.

OTHER REAL ESTATE OWNED AND IN-SUBSTANCE FORECLOSURES:

Other real estate owned includes properties acquired through foreclosure and properties classified as in-substance foreclosures in accordance with SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructuring." These properties are carried at the lower of cost or estimated fair value less estimated costs to sell. Any write-down from cost to estimated fair value, required at the time of foreclosure or classification as in-substance foreclosure, is charged to the allowance for loan losses. Expenses incurred in connection with maintaining these assets, subsequent write-downs and gains or losses recognized upon sale are included in other expense.

In accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," the Company classifies loans as in-substance repossessed or foreclosed if the Company receives physical possession of the debtor's assets regardless of whether formal foreclosure proceedings take place.

COOPERATIVE CENTRAL BANK RESERVE FUND DEPOSIT:

The Reserve Fund was established for liquidity purposes and consists of deposits required of all insured cooperative banks in Massachusetts. The Fund is used by the Central Bank to advance funds to member banks, but such advances generally are not made until Federal Home Loan Bank and commercial bank sources of borrowings have been exhausted. The Company has not borrowed funds from the Central Bank since rejoining the Federal Home Loan Bank on January 2, 1975.

ADVERTISING:

The Company directly expenses costs associated with advertising as they are incurred.

INCOME TAXES:

The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are established for the temporary differences between the accounting basis and the tax basis of the Company 's assets and liabilities at enacted tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled.

RETIREMENT PLAN:

The compensation cost of an employee's pension benefit is recognized on the net periodic pension cost method over the employee's approximate service period. The aggregate cost method is used for funding purposes.

FAIR VALUES OF FINANCIAL INSTRUMENTS:

Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires that the Company disclose estimated fair value for its financial instruments. Fair value methods and assumptions used by the Company in estimating its fair value disclosures are as follows:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheet for cash and cash equivalents approximate those assets' fair values.

Securities (including mortgage-backed securities): Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Accrued interest receivable and Co-operative Central Bank Reserve Fund Deposit: The carrying amounts of accrued interest receivable and Co-operative Central Bank Reserve Fund Deposit approximate their fair values.

Deposit liabilities: The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Securities sold under agreements to repurchase: The carrying amount reported on the consolidated balance sheet for securities sold under agreements to repurchase approximates those liabilities' fair values.

Federal Home Loan Bank Advances: Fair values for Federal Home Loan Bank advances are estimated using a discounted cash flow technique that applies interest rates currently being offered on advances to a schedule of aggregated expected monthly maturities on Federal Home Loan Bank advances.

Off-balance sheet instruments: The fair value of commitments to originate loans is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments and the unadvanced portion of loans, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligation with the counterparties at the reporting date.

STOCK-BASED COMPENSATION:

At September 30, 2003, the Company has a stock-based employee compensation plan which is described more fully in Note 10. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based employee compensation is reflected in net income, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

	For the Years Ended September 30,		
	2003	2002	2001
Net income, as reported	$594,232	$1,516,185	$1,429,761
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	31,333	33,053	60,273
Pro forma net income	$562,899	$1,483,132	$1,369,488
Earnings per share:			
Basic - as reported	$0.68	$1.73	$1.48
Basic - pro forma	$0.64	$1.69	$1.42
Diluted - as reported	$0.64	$1.64	$1.45
Diluted - pro forma	$0.61	$1.61	$1.39

EARNINGS PER SHARE:

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method.

RECENT ACCOUNTING PRONOUNCEMENTS:

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." This Statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supercedes APB Opinion No. 17, "Intangible Assets." The initial recognition and measurement provisions of SFAS No. 142 apply to intangible assets which are defined as assets (not including financial assets) that lack physical substance. The term "intangible assets" is used in SFAS No. 142 to refer to intangible assets other than goodwill. The accounting for a recognized intangible asset is based on its useful life. An intangible asset with a finite useful life is amortized; an intangible asset with an indefinite useful life is not amortized. An intangible asset that is subject to amortization shall be reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

SFAS No. 142 provides that goodwill shall not be amortized. Goodwill is defined as the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. SFAS No. 142 further provides that goodwill shall be tested for impairment at a level of reporting referred to as a reporting unit. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value.

All of the provisions of SFAS No. 142 were applied for the Company beginning with its fiscal year ending September 30, 2003. SFAS No. 142 has been applied to all goodwill and intangible assets recognized in the Company's statement of financial position at the beginning of that fiscal year, regardless of when those previously recognized assets were initially recognized.

The adoption of this Statement did not have a material impact on the consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supercedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," but retains the basic recognition and measurement model for assets held for use and held for sale. The provisions of SFAS No. 144 are required to be adopted starting with fiscal years beginning after December 15, 2001. The adoption of this Statement did not have a material impact on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this Statement did not have any material impact on the Company's consolidated financial statements.

In October 2002, the FASB issued SFAS No. 147 "Acquisitions of Certain Financial Institutions," an Amendment of SFAS Nos. 72 and 144 and FASB Interpretation No. 9. SFAS No. 72 "Accounting for Certain Acquisitions of Banking or Thrift Institutions" and FASB Interpretation No. 9 "Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method" provided interpretive guidance on the application of the purchase method to acquisitions of financial institutions. Except for transactions between two or more mutual enterprises, SFAS No. 147 removes acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." Thus, the requirement in paragraph 5 of Statement 72 to recognize (and subsequently amortize) any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of SFAS No. 147. In addition, SFAS No. 147 amends SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS No. 144 requires for other long-lived assets that are held and used.

Paragraph 5 of SFAS No. 147, which relates to the application of the purchase method of accounting, is effective for acquisitions for which the date of acquisition is on or after October 1, 2002. The provisions in paragraph 6 related to accounting for the impairment or disposal of certain long-term customer - relationship intangible assets are effective on October 1, 2002. Transition provisions for previously recognized unidentifiable intangible assets in paragraphs 8-14 are effective on October 1, 2002, with earlier application permitted. There was no substantial impact on the Company's consolidated financial statements on adoption of this Statement.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure an amendment of SFAS No. 123." This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," and permits two additional transition methods for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123. The transition guidance and annual disclosure provisions of this Statement are effective for fiscal years ending after December 15, 2002 and the interim period disclosure provisions are effective for interim periods beginning after December 31, 2002. This Statement did not have any effect on the Company's consolidated financial statements.

On May 15, 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that certain financial instruments that were previously classified as equity must be classified as a liability. Most of the guidance in SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This Statement did not have any material effect on the Company's consolidated financial statements.

NOTE 3 - INVESTMENTS IN SECURITIES

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The carrying amount of securities and their approximate fair values are as follows as of September 30:

	Amortized Cost Basis	Gains in Accumulated Other Comprehensive Income	Losses in Accumulated Other Comprehensive Income	Fair Value
Available-for-sale:				
September 30, 2003:				
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$ 5,535,863	$ 164	$ 2,317	$ 5,533,710
Corporate debt securities	29,687,903	29,225	73,185	29,643,943
Mortgage-backed securities	352,404	23,756		376,160
Marketable equity securities	1,703,247	115,000	192,261	1,625,986
	$37,279,417	$168,145	$267,763	$37,179,799
September 30, 2002:				
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$ 6,481,735	$ 9,235	$	$ 6,490,970
Corporate debt securities	9,608,236	26,013	20,175	9,614,074
Mortgage-backed securities	586,688	36,958		623,646
Marketable equity securities	2,824,906	50,885	891,527	1,984,264
	$19,501,565	$123,091	$911,702	$18,712,954

	Net Carrying Amount	Gross Unrecognized Holding Gains	Gross Unrecognized Holding Loss	Fair Value
Held-to-maturity:				
September 30, 2003:				
Corporate debt securities	$32,399,711	$ 55,121	$ 53,523	$32,401,309
Mortgage-backed securities	149,530	5,715		155,245
	$32,549,241	$ 60,836	$ 53,523	$32,556,554
September 30, 2002:				
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$ 8,014,458	$ 33,552	$	$ 8,048,010
Corporate debt securities	19,833,400	11,082	78,832	19,765,650
Mortgage-backed securities	212,409	8,405		220,814
	$28,060,267	$ 53,039	$ 78,832	$28,034,474

The scheduled maturities of debt securities were as follows as of September 30, 2003:

	Available-For-Sale	Held-To-Maturity	
	Fair Value	Net Carrying Amount	Fair Value
Due within one year	$31,505,028	$28,155,830	$28,128,719
Due after one year through five years	3,672,625	4,243,881	4,272,590
Mortgage-backed securities	376,160	149,530	155,245
	$35,553,813	$32,549,241	$32,556,554

For the year ended September 30, 2003, proceeds from sales of securities available-for-sale amounted to $2,197,181. Gross realized gains and gross realized losses on those sales amounted to $75,403 and $477,087, respectively. For the year ended September 30, 2002, proceeds from sales of securities available-for-sale amounted to $96,317. Gross realized gains and gross realized losses on those sales amounted to $25,550 and $9,786, respectively. For the year ended September 30, 2001, proceeds from sales of securities available-for-sale amounted to $1,410,851. Gross realized gains and gross realized losses on those sales amounted to $204,597 and $36,640, respectively. The tax (benefit) provision applicable to these net realized gains or losses amounted to ($164,409), $6,449 and $68,745 for the years ended September 30, 2003, 2002 and 2001, respectively.

Total carrying amounts of $0 and $1,013,874 of debt securities were pledged to secure repurchase agreements and borrowings from the Federal Reserve Bank discount window as of September 30, 2003 and 2002, respectively.

The following are securities of issuers which exceeded 10% of stockholders' equity as of September 30, 2003:

	Amortized Cost Basis	Fair Value
Comcast Cable Communications, Inc.	$2,077,851	$2,072,400
Time Warner Inc.	2,985,699	2,963,595
International Lease Finance Corp.	3,092,612	3,105,330
Deere & Co.	3,478,914	3,480,963
Sempra Energy	2,083,688	2,077,500
Walt Disney Co.	1,966,727	1,966,978
First Union Corp.	2,114,996	2,123,640
Conoco Inc.	3,078,156	3,073,740
Whitman Corp.	3,241,290	3,232,877
CVS Corp.	2,438,447	2,435,616
Rohm & Haas Co.	2,088,390	2,077,600
McDonalds Corp.	2,110,366	2,102,193
American Telephone & Telegraph Corp.	3,048,634	3,066,680
Textron Financial Corp.	1,931,038	1,934,423
General Motors Acceptance Corp.	2,649,630	2,650,280

NOTE 4 - LOANS

Loans consisted of the following as of September 30:

	2003	2002
Commercial, financial and agricultural	$ 4,943,352	$ 5,178,877
Real estate - construction and land development	5,075,051	8,488,005
Real estate - residential	57,699,681	69,700,808
Real estate - commercial	15,701,970	11,844,559
Consumer	402,948	439,414
	83,823,002	95,651,663
Deferred loan costs, net of origination fees	257,028	297,465
Allowance for loan losses	(760,552)	(939,173)
Loans, net	$83,319,478	$95,009,955

Certain directors and executive officers of the Company were customers of the Bank during the year ended September 30, 2003. Total loans to such persons and their companies amounted to $2,036,837 as of September 30, 2003. During the year ended September 30, 2003, total principal payments amounted to $95,031 and principal advances were $1,731,868.

Changes in the allowance for loan losses were as follows for the years ended September 30:

	2003	2002	2001
Balance at beginning of period	$939,173	$945,247	$755,247
Loans charged off	(523)	(6,074)	
Recoveries	1,770		
(Benefit) provision for loan losses	(179,868)		190,000
Balance at end of period	$760,552	$939,173	$945,247

The following table sets forth information regarding nonaccrual loans and accruing loans 90 days or more overdue as of September 30:

	2003	2002
Nonaccrual loans	$0	$ 0
Accruing loans which are 90 days or more overdue	$0	$42,000

Information about loans that meet the definition of an impaired loan in Statement of Financial Accounting Standards No. 114 is as follows as of September 30:

	2003		2002	
	Recorded Investment In Impaired Loans	Related Allowance For Credit Losses	Recorded Investment In Impaired Loans	Related Allowance For Credit Losses
Loans for which there is a related allowance for credit losses	$ 0	$0	$42,000	$42,000
Loans for which there is no related allowance for credit losses	0	—	0	
Totals	$ 0	$0	$42,000	$42,000
Average recorded investment in impaired loans during the year ended September 30	$16,800		$16,800	
Related amount of interest income recognized during the time, in the year ended September 30, that the loans were impaired				
Total recognized	$ 2,793		$ 0	
Amount recognized using a cash-basis method of accounting	$ 2,793		$ 0	

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others were $70,015,072 and $42,860,464 as of September 30, 2003 and 2002, respectively.

In years prior to the year ended September 30, 2002, the Company considered the value of its mortgage servicing asset to be immaterial. The "loans serviced for others" portfolio has increased significantly and the Company now recognizes its mortgage servicing rights as an asset on the consolidated balance sheet. The Company adheres to the accounting and reporting standards as set forth in SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" and SFAS No. 65, "Accounting for Certain Mortgage Banking Activities" as amended by Statement 140. When the Company sells a mortgage loan and retains the servicing rights, the Company allocates the cost of the loan and servicing based on their relative fair values. The asset created thereby is amortized in proportion to, and over the period of, estimated net servicing income. The servicing asset is reviewed for impairment on a quarterly basis. The amount by which the book value exceeds the fair value is recorded in a valuation allowance and charged to current period income.

No valuation allowance for the carrying amount of mortgage servicing rights at September 30, 2003 and 2002 was recorded because management estimates that there is no impairment in the carrying amount of those rights. The Bank estimated the fair values of these rights to be $783,823 as of September 30, 2003. Changes in the mortgage servicing asset, which are included in other assets, were as follows for the years ended September 30:

	2003	2002
Balance at beginning of period	$404,970	$ 0
Capitalized mortgage servicing rights	542,321	437,564
Amortization	(107,219)	(32,594)
Writedowns	(242,727)	
Balance at end of period	$597,345	$404,970

NOTE 5 - PREMISES AND EQUIPMENT

The following is a summary of premises and equipment as of September 30:

	2003	2002
Land	$ 73,793	$ 73,793
Bank building	2,171,399	2,085,845
Furniture and equipment	991,881	914,972
Vehicle	56,688	56,688
	3,293,761	3,131,298
Accumulated depreciation and amortization	(1,381,867)	(1,339,282)
	$1,911,894	$1,792,016

NOTE 6 - DEPOSITS

The aggregate amount of time deposit accounts in denominations of $100,000 or more as of September 30, 2003 and 2002 was $13,083,234 and $13,975,494, respectively.

For time deposits as of September 30, 2003, the scheduled maturities for each of the following years ended September 30 are as follows:

	(in thousands)
2004	$40,566
2005	8,699
2006	4,002
2007	186
	$53,453

Deposits from related parties held by the Company as of September 30, 2003 and 2002 amounted to $1,807,851 and $1,546,374, respectively.

NOTE 7 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The securities sold under agreements to repurchase are securities sold on a short term basis by the Company that have been accounted for not as sales but as borrowings. The securities were held in the Company 's safekeeping account at Investors Bank & Trust Company under the control of the Company and pledged to the purchasers of the securities. The purchasers have agreed to sell to the Company substantially identical securities at the maturity of the agreements. As of September 30, 2003, the Company no longer enters into repurchase agreements with customers.

NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES

Advances consist of funds borrowed from the Federal Home Loan Bank (FHLB).

Maturities of advances from the FHLB for the five fiscal years ending after September 30, 2003 and thereafter are summarized as follows:

	AMOUNT
2004	$ 101,061
2005	107,316
2006	113,951
2007	120,940
2008	139,617
Thereafter	2,000,000
	$2,582,885

As of September 30, 2003, a $2,000,000 advance from the FHLB maturing on December 27, 2010 was redeemable at par at the option of the FHLB on December 26, 2003 and quarterly thereafter.

Amortizing advances are being repaid in equal monthly payments and are being amortized from the date of the advance to the maturity date on a direct reduction basis.

Borrowings from the FHLB are secured by a blanket lien on qualified collateral, consisting primarily of loans with first mortgages secured by one to four family properties and other qualified assets.

At September 30, 2003, the interest rates on FHLB advances ranged from 4.80% to 5.94%. At September 30, 2003, the weighted average interest rate on FHLB advances was 5.06%.

NOTE 9 - INCOME TAXES

The components of income tax expense are as follows for the years ended September 30:

	2003	2002	2001
Current:			
Federal	$350,405	$952,731	$693,502
State	135,717	41,534	12,490
	486,122	994,265	705,992
Deferred:			
Federal	185,096	(115,465)	11,313
State	83,073	(39,840)	3,903
	268,169	(155,305)	15,216
Change in valuation allowance	74,775	47,885	58,065
	342,944	(107,420)	73,281
Total income tax expense	$829,066	$886,845	$779,273

The components of the deferred tax assets, included in other assets, are as follows as of September 30:

	2003	2002
Deferred tax assets:		
Allowance for loan losses	$315,889	$ 373,226
Deferred income	33,824	54,887
Reserve for contingencies	6,619	5,723
Employee benefit plan	19,095	18,128
Impairment loss on equity securities	111,790	244,317
Impairment loss on leasehold improvements and equipment	120,271	124,387
Capital loss carryforward	68,935	
Net unrealized holding loss on available-for-sale securities	40,774	268,128
Gross deferred tax assets	717,197	1,088,796
Valuation allowance	(212,348)	(391,768)
	504,849	697,028
Deferred tax liabilities:		
Excess depreciation	(84,217)	(77,259)
Mortgage servicing rights	(244,493)	(165,754)
Deferred loan costs	(115,326)	(77,099)
Gross deferred tax liabilities	(444,036)	(320,112)
Net deferred tax assets	$ 60,813	$ 376,916

At September 30, 2003, the Company had realized capital loss carryforwards of approximately $203,000 which will expire in the fiscal year ended September 30, 2008 if not utilized against future realized capital gains.

The reasons for the difference between the tax at the statutory federal income tax rate and the effective tax rate are summarized as follows for the years ended September 30:

	2003	2002	2001
Tax at statutory rate of 34%	34.0%	34.0%	34.0%
Increase (decrease) resulting from:			
State taxes, net of federal tax benefit	8.5	.1	.5
Dividend received deduction	(.7)	(.5)	(.5)
Other, net	2.9	1.3	(1.4)
Change in valuation allowance	4.1	2.0	2.7
Effective tax rates	48.8%	36.9%	35.3%

In prior years, the Company was allowed a special tax-basis bad debt deduction under certain provisions of the Internal Revenue Code. As a result, retained earnings of the Company as of September 30, 2003 includes $1,639,418 for which federal and state income taxes have not been provided. Under the provisions of recent federal income tax legislation, if the Company no longer qualifies as a bank as defined in certain provisions of the Internal Revenue Code, this amount will be subject to recapture in taxable income ratably over six (6) years, subject to a combined federal and state tax rate of approximately 41% based on the effective tax rates of the Company in prior years.

Extraordinary Item

Falmouth Capital Corporation ("FCC"), a subsidiary of the Bank, was established in December 1999 as a Massachusetts-chartered real estate investment trust ("REIT"). The Bank received dividends from FCC.

On March 5, 2003, the Commonwealth of Massachusetts enacted tax legislation which denied the dividends received deduction for dividends received from real estate investment trusts retroactively to 1999. The additional state tax liability created by the new law for the Bank would have been $778,833 plus previously assessed interest of $67,527 for the calendar years 1999 through 2002.

On June 20, 2003, the Bank and its subsidiary real estate investment trust, FCC, entered into an agreement with the Massachusetts Department of Revenue (the "DOR") settling the dispute concerning the dividends received deduction through calendar year 2002 claimed or to be claimed by the Bank. Under the agreement, the Bank agreed to pay and the DOR agreed to abate 50% of all tax and interest assessed or unassessed relating to the REIT dividend deduction. Therefore, the previously unrecorded tax liability of $389,416 plus interest of $33,764 is reported net of federal and state tax benefits of $146,221 as an extraordinary item of $276,959.

NOTE 10 - EMPLOYEE RETIREMENT, PENSION PLANS AND BENEFITS

Retirement Plan

The Company is a participant in the Co-operative Banks Employee Retirement Association Defined Contribution Plan. This plan provides benefits to substantially all of the Company's employees. Benefits under the defined contribution plan are based on a percentage of employee contributions. Prior to September 30, 2001 the Company was also a participant in the Co-operative Banks Employee Retirement Association Defined Benefit Plan (a multi-employer plan) which provided benefits to substantially all of the Company's employees. Benefits under the defined benefit plan were based primarily on years of service and employees' compensation. The Company's funding policy for the defined benefit plan was to fund amounts required by applicable regulations and which were tax deductible. Effective September 30, 2001 the Company discontinued making annual contributions to and withdrew from the defined benefit plan.

Contributions by the Company in the year ended September 30, 2003 were $33,273 for the defined contribution plan. The defined benefit plan was terminated by the Company effective September 30, 2001 and the last contribution was made as of September 30, 2002. Contributions by the Company in the year ended September 30, 2002 were $29,507 for the defined contribution plan and $83,816 for the defined benefit plan. Contributions by the Company to the plans in the year ended September 30, 2001 were $113,570.

Employee Stock Ownership Plan

Effective March 1996 the Bank adopted the Falmouth Co-Operative Bank Employee Stock Ownership Plan (ESOP).

Falmouth Bancorp, Inc. made a loan to the ESOP. As of September 30, 2003 the balance of the loan was $213,114. In the consolidated financial statements of the Company the loan is classified as a component of stockholders' equity with the caption "Unallocated Employee Stock Ownership Plan shares." The loan is secured by a pledge of the Company's common stock. The Company makes annual contributions to the ESOP in amounts determined by the Board of Directors. Dividends received by the ESOP may be credited to participants' accounts or may be used to repay the ESOP's debt.

Any shares of the Company purchased by the ESOP are subject to the accounting specified by the American Institute of CPA's Statement of Position 93-6. Under the statement, as any shares are released from collateral, the Company will report compensation expense equal to the current market price of the shares and the shares will be outstanding for earnings-per-share computations. Also, as the shares are released, the related dividends will be recorded as a reduction of retained earnings and dividends on the allocated shares will be recorded as a reduction of debt and accrued interest.

The shares purchased by the ESOP are pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to active employees, based on the proportion of debt service paid in the year. The ESOP shares were as follows as of September 30:

	2003	2002
Allocated shares	51,569	42,912
Committed to be released shares	8,728	8,728
Unreleased shares	21,823	30,551
	82,120	82,191
Fair value of unreleased shares	$629,594	$710,311

Annual contributions to the plan are discretionary. Contributions to the ESOP by the Bank or Company were $88,185, $88,184 and $88,185 for the years ended September 30, 2003, 2002 and 2001, respectively and ESOP compensation expense was $223,333, $201,798 and $140,517, respectively.

Stock Option Plan

On November 19, 1996, the Bank adopted the 1997 Stock Option Plan for Outside Directors, Officers, and Employees of the Company. The plan was approved by shareholders effective as of January 21, 1997. The Board of Directors formed an Option Committee to administer the plan. A total of 145,475 shares were made available for issuance under the plan.

Stock Options Granted to Eligible Directors

The price, at which an option granted to an eligible director may be exercised, is the fair market value of a share on the date on which the option is granted. Such options expire ten years after the grant date. The options are not exercisable in the first year after grant. In the second through fifth year after the grant, the options are exercisable on a pro rata basis up to 80% of the grant by the fifth year. After the fifth year, 100% of the grant not previously exercised may be exercised. Options granted in the year ending September 30, 2002 vest over a four year period.

Stock Options Granted to Eligible Employees

An option granted to an eligible employee must be designated as either an Incentive Stock Option or a Non-Qualifying Stock Option. The price at which an option may be exercised is determined by the Committee, at its discretion; provided, however, that the exercise price shall not be less than the fair market value of a share on the grant date. These options may be exercised in periods specified by the Committee in the option agreement.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in the year ended September 30, 2002: dividend yield of 1.8 percent; expected volatility of 17 percent; risk-free interest rate of 4.74 percent; and expected lives of 8 years.

A summary of the status of the Company's stock option plan as of September 30, 2003, 2002 and 2001 and changes during the years ending on those dates is presented below:

	2003		2002		2001	
Options	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	122,986	$14.708	124,649	$13.727	131,468	$13.732
Granted			14,069	22.00		
Exercised	(12,948)	13.81	(15,732)	13.46	(4,969)	13.375
Forfeited					(1,850)	15.02
Outstanding at end of year	110,038	14.813	122,986	14.708	124,649	13.727
Options exercisable at year-end	102,517		108,917		105,112	
Weighted-average fair value of options granted during the year	N/A		$5.56		N/A	

The following table summarizes information about stock options outstanding as of September 30, 2003:

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$12.25	200	6.6 years	$12.25	200	$12.25
13.375	72,338	3.6	13.375	72,338	13.375
15.00	22,381	6.1	15.00	22,381	15.00
15.625	1,300	5.2	15.625	1,300	15.625
22.00	13,819	8.5	22.00	6,298	22.00
	110,038	4.8	14.813	102,517	14.286

Recognition and Retention Plan

On November 19, 1996, the Bank adopted the 1997 Recognition and Retention Plan for Outside Directors, Officers and Employees of Falmouth Co-Operative Bank (the RRP). The Company subsequently adopted and assumed sponsorship of the RRP and appointed a compensation committee to administer it. The Company established the RRP Trust and contributes, or causes to be contributed, to the RRP Trust, from time to time, such amounts of money or property as determined by the Compensation Committee. In no event shall the assets of the RRP Trust be used to purchase more than 58,190 shares of Company common stock. In its discretion, the Compensation Committee may grant awards of restricted stock to officers and employees. Each award will become vested and distributable at a rate of 20% on each anniversary date of the grant or at a rate established by the Compensation Committee and become fully vested on the date of the award holder's death or disability. Stock subject to awards is held in the RRP Trust until the award is vested. An individual to whom an award is granted is entitled to exercise voting rights and receive cash dividends with respect to stock subject to awards granted to him/her whether or not vested. The Compensation Committee exercises voting rights with respect to the shares in the RRP Trust that have not been allocated as directed by the individuals eligible to participate. Compensation expense amounted to $118,783, $80,443 and $109,819 for the years ending September 30, 2003, 2002 and 2001, respectively. Compensation expense is based on the fair value of the common stock on the grant date. As of September 30, 2003, the RRP Trust had purchased and awarded a total of 58,190 shares, and 44,930 vested shares had been distributed to eligible participants.

NOTE 11 - REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Their capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of September 30, 2003, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of September 30, 2003 the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institutions' category.

The Company's and the Bank's actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollar amounts in thousands)					
As of September 30, 2003:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$18,457	13.94%	$10,594	≥8.0%	N/A	
Falmouth Co-Operative Bank	17,204	13.06	10,538	≥8.0	$13,173	≥10.0%
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	17,696	13.36	5,297	≥4.0	N/A	
Falmouth Co-Operative Bank	16,443	12.48	5,269	≥4.0	7,904	≥6.0
Tier 1 Capital (to Average Assets):						
Consolidated	17,696	10.74	6,590	≥4.0	N/A	
Falmouth Co-Operative Bank	16,443	9.96	6,602	≥4.0	8,252	≥5.0
As of September 30, 2002:						
Total Capital (to Risk Weighted Assets):						
Consolidated	17,203	16.03	8,584	≥8.0	N/A	
Falmouth Co-Operative Bank	15,617	14.59	8,561	≥8.0	10,702	≥10.0
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	16,264	15.16	4,292	≥4.0	N/A	
Falmouth Co-Operative Bank	14,678	13.72	4,281	≥4.0	6,421	≥6.0
Tier 1 Capital (to Average Assets):						
Consolidated	16,264	10.25	6,344	≥4.0	N/A	
Falmouth Co-Operative Bank	14,678	9.40	6,245	≥4.0	7,806	≥5.0

The ability of the Company to pay dividends on its common stock is restricted by Massachusetts banking law. No dividends may be paid if such dividends would reduce stockholders' equity of the Company below the amount of the liquidation account required by Massachusetts conversion regulations and described in Note 17.

NOTE 12 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under certain agreements issued during the normal course of business which are not reflected in the accompanying consolidated financial statements.

The Company is obligated under a lease agreement signed May 8, 2003 for a branch in Bourne, Massachusetts. Lease payments begin in November of 2003. The original term of the lease is ten years with two additional periods of five years each excercisable at the option of the Bank. The Company is also obligated under lease agreements for several ATM locations and various equipment. The total minimum rental payments due in future periods under these agreements is as follows as of September 30, 2003:

2004	$103,670
2005	90,820
2006	83,220
2007	76,043
2008	75,000
Thereafter	143,750
Total minimum lease payments	$572,503

The total rental expense amounted to $35,170, $45,832 and $48,648 for the years ended September 30, 2003, 2002 and 2001, respectively.

NOTE 13 - FINANCIAL INSTRUMENTS

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans, standby letters of credit and unadvanced funds on loans. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to originate loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but may include secured interests in mortgages, accounts receivable, inventory, property, plant and equipment and income-producing properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

The estimated fair values of the Company 's financial instruments, all of which are held or issued for purposes other than trading, are as follows as of September 30:

	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 7,372,365	$ 7,372,365	$ 7,422,584	$ 7,422,584
Available-for-sale securities	37,179,799	37,179,799	18,712,954	18,712,954
Held-to-maturity securities	32,549,241	32,556,554	28,060,267	28,034,474
Federal Home Loan Bank stock	878,000	878,000	878,000	878,000
Loans, net	83,319,478	84,691,000	95,009,955	97,549,000
Accrued interest receivable	1,333,910	1,333,910	1,114,924	1,114,924
Co-operative Central Bank Reserve Fund Deposit	395,395	395,395	395,395	395,395
Financial liabilities:				
Deposits	145,534,970	145,972,000	131,717,059	132,291,000
Securities sold under agreements to repurchase			471,872	471,872
Federal Home Loan Bank advances	2,582,885	2,716,001	5,178,175	5,292,000

The carrying amounts of financial instruments shown in the above table are included in the balance sheet under the indicated captions. Accounting policies related to financial instruments are described in Note 2.

Notional amounts of financial instrument liabilities with off-balance sheet credit risk are as follows as of September 30:

	2003	2002
Commitments to originate loans	$ 4,166,192	$ 6,596,000
Unadvanced funds on construction loans	1,819,762	2,870,360
Unadvanced funds on home equity lines of credit	18,242,420	14,622,114
Unadvanced funds on commercial loans and lines of credit	4,045,115	4,769,175
Unadvanced funds on overdraft lines of credit	484,425	454,173
Standby letters of credit	12,000	12,000
	$28,769,914	$29,323,822

There is no material difference between the notional amount and the estimated fair value of the off-balance sheet liabilities.

NOTE 14 - EMPLOYMENT AND CHANGE IN CONTROL AGREEMENTS

The Company has an employment agreement with its President and Chief Executive Officer and a change in control agreement with its Vice President and CFO. The employment agreement generally provides for the continued payment of specified compensation and benefits for specified periods after termination, unless the termination is for "cause" as defined in the employment agreement. The employment agreement also provides for lump-sum payments in the event of the officer's voluntary termination of employment on the occurrence of certain specified events. The agreements provide for the payment, under certain circumstances, of lump-sum amounts upon termination following a "change in control" as defined in the agreements.

NOTE 15 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

Most of the Company's business activity is with customers located within the state. There are no concentrations of credit to borrowers that have similar economic characteristics. The majority of the Company's loan portfolio is comprised of loans collateralized by real estate located in the state of Massachusetts.

NOTE 16 - EARNINGS PER SHARE (EPS)

Reconciliation of the numerators and the denominators of the basic and diluted per share computations for net income are as follows:

	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Year ended September 30, 2003			
Basic EPS			
Net income and income available to common stockholders	$ 594,232	874,422	$0.68
Effect of dilutive securities, options		49,429	
Diluted EPS			
Income available to common stockholders and assumed conversions	$ 594,232	923,851	$0.64
Year ended September 30, 2002			
Basic EPS			
Net income and income available to common stockholders	$1,516,185	875,569	$1.73
Effect of dilutive securities, options		46,162	
Diluted EPS			
Income available to common stockholders and assumed conversions	$1,516,185	921,731	$1.64
Year ended September 30, 2001			
Basic EPS			
Net income and income available to common stockholders	$1,429,761	967,882	$1.48
Effect of dilutive securities, options		20,726	
Diluted EPS			
Income available to common stockholders and assumed conversions	$1,429,761	988,608	$1.45

NOTE 17 - LIQUIDATION ACCOUNT

At the time of conversion to stock form, the Bank established a liquidation account in an amount equal to the Bank's net worth as of the date of the latest financial statements included in the final Offering Circular used in connection with the Conversion. In accordance with Massachusetts statutes, the liquidation account is maintained for the benefit of Eligible Account Holders who continue to maintain their accounts in the Bank after the conversion. The liquidation account is reduced annually to the extent that Eligible Account Holders have reduced their qualifying deposits. Subsequent increases will not restore an Eligible Account Holder's interest in the liquidation account. In the event of a complete liquidation, each Eligible Account Holder is entitled to receive a distribution from the liquidation account in a proportionate amount to the current adjusted qualifying balances for the account then held. The balance in the liquidation account was $807,710 as of September 30, 2003.

NOTE 18 - MINORITY INTEREST IN SUBSIDIARY

In the fiscal year ended September 30, 2000, the Bank formed a subsidiary, Falmouth Capital Corporation (FCC) which issued to the Bank 1,000 shares of FCC common stock. No other shares of FCC common stock have been issued. FCC also issued to the Bank 3,000 shares of FCC 8% Cumulative Non-Convertible Preferred Stock (the "preferred stock"). No other shares of FCC preferred stock have been issued. In the fiscal year ended September 30, 2000, the Bank distributed the 108 shares to directors and employees of the Bank, leaving the Bank with an ownership of 2,892 shares of the preferred stock at September 30, 2002 and 2001. As of September 30, 2002, the minority interest in subsidiary on the balance sheet consisted of 107 shares of the preferred stock, at a stated value of $500 per share. During the year ended September 30, 2002, one share of the preferred stock was redeemed. These shares were part of the original 3,000 shares of the preferred stock issued to the Bank.

Effective September 30, 2003 Falmouth Capital Corporation was dissolved, all assets and liabilities were transferred to the Bank and all remaining minority interest preferred stockholders were paid $500 for each share held.

NOTE 19 - RECLASSIFICATION

Certain amounts in the prior years have been reclassified to be consistent with the current year's statement presentation.

NOTE 20 - PARENT COMPANY ONLY FINANCIAL STATEMENTS

The following financial statements are presented for Falmouth Bancorp, Inc. (Parent Company) and should be read in conjunction with the consolidated financial statements.

FALMOUTH BANCORP, INC.
(Parent Company Only)

BALANCE SHEETS

September 30, 2003 and 2002

ASSETS	2003	2002
Cash and due from banks	$ 25,000	$ 24,752
Federal funds sold	737,645	1,224,147
Cash and cash equivalents	762,645	1,248,899
Investment in Falmouth Co-Operative Bank	16,489,729	14,752,769
Loan to ESOP	213,114	301,299
Due from subsidiary, Falmouth Co-operative Bank	39,338	
Prepaid expenses	3,750	5,000
Other assets	274,537	199,907
Total assets	$17,783,113	$16,507,874

LIABILITIES AND STOCKHOLDERS' EQUITY		
Accrued expenses	$ 39,734	$ 52,564
Due to subsidiary, Falmouth Co-Operative Bank		116,577
Total liabilities	39,734	169,141
Stockholders' equity:		
Preferred stock, par value $.01 per share; authorized 500,000 shares; none issued		
Common stock, par value $.01 per share; authorized 2,500,000 shares; issued 1,454,750 shares; outstanding 913,727 shares at September 30, 2003 and 900,779 shares at September 30, 2002	14,547	14,547
Paid-in capital	23,427,784	23,315,614
Retained earnings	4,524,272	4,401,150
Unallocated Employee Stock Ownership Plan shares	(213,114)	(301,299)
Treasury stock (541,023 shares as of September 30, 2003 and 553,971 shares as of September 30, 2002)	(9,578,649)	(9,807,890)
Unearned compensation	(340,994)	(477,088)
Accumulated other comprehensive loss	(90,467)	(806,301)
Total stockholders' equity	17,743,379	16,338,733
Total liabilities and stockholders' equity	$17,783,113	$16,507,874

FALMOUTH BANCORP, INC.
(Parent Company Only)

STATEMENTS OF INCOME

Years Ended September 30, 2003, 2002 and 2001

	2003	2002	2001
Interest and dividend income:			
Interest on loan to ESOP	$ 18,914	$ 25,307	$ 31,701
Dividends on Co-operative Bank Investment Fund		551	30,063
Dividends from Falmouth Co-Operative Bank		1,600,000	3,250,000
Other interest	6,645	15,771	16,133
Total interest and dividend income	25,559	1,641,629	3,327,897
Other income			66
Expenses:			
Legal and professional fees	116,730	130,950	109,185
Securities losses, net			25,059
Other expense	36,825	41,007	40,347
Total expenses	153,555	171,957	174,591
(Loss) income before income tax benefit and equity in undistributed net income (loss) of subsidiary	(127,996)	1,469,672	3,153,372
Income tax benefit	(43,218)	(44,010)	(17,729)
(Loss) income before equity in undistributed net income (loss) of subsidiary	(84,778)	1,513,682	3,171,101
Equity in undistributed net income (loss) of subsidiary, Falmouth Co-Operative Bank	679,010	2,503	(1,741,340)
Net income	$594,232	$1,516,185	$1,429,761

FALMOUTH BANCORP, INC.
(Parent Company Only)

STATEMENTS OF CASH FLOWS

Years Ended September 30, 2003, 2002 and 2001

	2003	2002	2001
Cash flows from operating activities:			
Net income	$ 594,232	$1,516,185	$1,429,761
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Losses on sales of available-for-sale securities			25,059
Undistributed net (income) loss of subsidiary	(679,010)	(2,503)	1,741,340
Decrease (increase) in prepaid expenses	1,250	(2,667)	258
(Increase) decrease in other assets	(29,879)	(89,344)	11,277
(Decrease) increase in accrued expenses	(12,830)	1,530	11,553
Net cash (used in) provided by operating activities	(126,237)	1,423,201	3,219,248
Cash flows from investing activities:			
Proceeds from sales of available-for-sale securities			572,982
Increase in due from subsidiary, Falmouth Co-Operative Bank	(39,338)		
Payments received on ESOP loan	88,185	88,184	88,185
Net cash provided by investing activities	48,847	88,184	661,167
Cash flows from financing activities:			
(Decrease) increase in due to subsidiary, Falmouth Co-Operative Bank	(116,577)	116,577	
Proceeds from exercise of stock options	178,823	211,765	66,460
Dividends paid	(471,110)	(457,162)	(423,440)
Purchase of shares for RRP		(477,088)	
Purchases of treasury stock		(1,328,902)	(1,980,119)
Net cash used in financing activities	(408,864)	(1,934,810)	(2,337,099)
Net (decrease) increase in cash and cash equivalents	(486,254)	(423,425)	1,543,316
Cash and cash equivalents at beginning of year	1,248,899	1,672,324	129,008
Cash and cash equivalents at end of year	$ 762,645	$1,248,899	$1,672,324

Directors and Officers of Falmouth Bancorp, Inc. and Falmouth Bank

Directors
John J. Lynch, Jr.
Chairman of the Board
President, Paul Peters Insurance Agency

Santo P. Pasqualucci
President and Chief Executive Officer

Wayne C. Lamson
Treasurer/Comptroller, Woods Hole, Martha's Vineyard and Nantucket Steamship Authority

Gardner L. Lewis
Retired, Former Owner, The Pancake Man Family Restaurant

Eileen C. Miskell, CPA
CPA, Principal and Treasurer, Wood Lumber Company

Henry D. Newman, III
Owner, Newman Associates and Westwood Systems

Robert H. Moore
Retired - Agent, Paul Peters Insurance Agency

William E. Newton
Principal, C. H. Newton Builders, Inc.

Peter A. Frizzell, DMD
Owner & Operator of Dental Practice

Executive Officers
Santo P. Pasqualucci
President and Chief Executive Officer

George E. Young, III
Senior Vice President and Chief Financial Officer of Falmouth Bancorp, Inc.
Senior Vice President of Falmouth Bank

Jeanne E. Alves
Secretary of Falmouth Bancorp, Inc.
Clerk/Assistant Treasurer of Falmouth Bank

Ronald Garcia
Vice President/Senior Loan Officer of Falmouth Bank

Sharon L. Shoner
Vice President/Auditor/Compliance Officer of Falmouth Bank

Jacqueline E. Nolan
Vice President/Retail Operations of Falmouth Bank

William H. Cassidy
Treasurer of Falmouth Bank

Corporate Information

Transfer Agent and Registrar
Inquiries regarding stockholder administration and services should be directed to:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
(800) 368-5948

Independent Auditors
Shatswell, MacLeod & Company, P.C.
83 Pine Street
West Peabody, MA 01960-3635
(978) 535-0206

Special Legal Counsel
Thacher Proffitt & Wood LLP
1700 Pennsylvania Avenue, N.W., Suite 800
Washington, D.C. 20006
(202) 347-8400

Stock Information
The Company's common stock trades on the American Stock Exchange under the symbol "FCB." Prices for the stock are reported in the American Stock Exchange Composite Transactions section of The Wall Street Journal and other major newspapers as "FalmthBcp."

Investor Relations
Inquiries regarding Falmouth Bank and Falmouth Bancorp, Inc. should be directed to:

Santo P. Pasqualucci
Falmouth Bank
20 Davis Straits
Falmouth, MA 02540
(508) 548-3500

Annual Meeting of Stockholders
The Company's Annual Meeting of Stockholders will be held at 4:30 p.m. Eastern Standard Time on Tuesday, January 20, 2004, at Falmouth Bank, 20 Davis Straits, Falmouth, Massachusetts. Holders of common stock as of December 8, 2003 will be eligible to vote.

Falmouth Bancorp, Inc.

20 Davis Straits, Falmouth, Massachusetts 02540
508-548-3500
www.falmouthbank.com